UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Kodiak Sciences Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

(Title of Class of Securities)
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b) ☐ Rule 13d-l(c) ☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50015M109	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Dustin A. Moskovitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ Not Applicable
(b)☐ Not Applicable
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,379,238 (1)

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
1,379,238 (1)

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,379,238 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)   Includes (i) 1,129,238 shares of common stock of Kodiak Sciences Inc. (the “Issuer”) owned by Dustin A. Moskovitz, Trustee of The Dustin A. Moskovitz Trust dated December 27, 2005 (“DM”) and (ii) 250,000 shares of common stock underlying warrants issued to DM that are exercisable within 60 days of December 31, 2020.

(2)   Based on 49,953,750 shares of common stock of the Issuer (“Common Stock”) outstanding as of the close of the underwritten public offering (assuming no exercise of the over-allotment option) as reported in the Prospectus filed by the Issuer with the Securities and Exchange Commission (“SEC”) on November 18, 2020.

Item 1.
(a)	Name of Issuer:
Kodiak Sciences Inc.

(b)	Address of Issuer’s Principal Executive Offices:
2631 Hanover St., Palo Alto, CA 94304

Item 2.
(a)	Name of Person filing:
Dustin A. Moskovitz

(b)	Address or Principal Business Office or, if None, Residence:
The address for the Reporting Person is: 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111

(c)	Citizenship:
United States of America

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
50015M109

Item 3.      If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Person is provided as of December 31, 2020:
(a)	Amount beneficially owned: See Row 9 of cover page.

(b)	Percent of class: See Row 11 of cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See Row 5 of cover page.

	(ii)	Shared power to vote or to direct the vote See Row 6 of cover page.

	(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page.

	(vi)	Shared power to dispose or to direct the disposition of See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certifications.
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2021
(Date)

/s/ Dustin A. Moskovitz
(Signature)

Dustin A. Moskovitz
(Name and Title)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)